SURAJ VENTURES, INC.

Rhema House
1032 Katkarwadi
Yari Road, Versove
Andheri (W)
Mumbai, India
4000061

(Tel: 91 22 26398516)

May 22, 2008

BY EDGAR
BY COURIER
BY FAX:  (202) 772-9220

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States, 20549

Mail Stop:  7010

Attention:                                Ms. Donna Levy
          Attorney, Division of Corporate Finance

Dear Ms. Levy:

Re:           Form S-1
 File Number: 333-146791

I am in receipt of your letter dated May 13, 2008 wherein you commented under the heading “General” regarding changing the language on page 5 in the “Plan of Distribution” subsection to make clear that the sales price is fixed at the stated amount until such time as the shares trade on the OTCBB.  I have changed the sentences to read as follows:

“The selling security holders will sell their shares at $0.05 per share until the shares are quoted on the OTCBB, and thereafter, at prevailing market prices or privately negotiated prices.   We determined this offering price based upon the price of the last sale of our common stock to investors.”

This change has been made to the prospectus which will be filed under Form 424B1 on Edgar.  I am enclosing the revision to page 5 for your review and consideration.

I am attaching an acceleration letter so that our Form S-1 registration statement becomes effective.  This letter will be filed on Edgar.

 Thank you for your assistance in our filing.

Yours very truly;
Suraj Ventures, Inc.

Per:                      SURJIT SINGH GILL
             Surjit Singh Gill
             Chief Executive Officer, President and
             Director

c/c           Board of Directors

Enclosure